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                  [FULLER, TUBB, POMEROY & STOKES LETTERHEAD]



G. M. FULLER (1920-1999)                                  TELEPHONE 405-235-2575
JERRY TUBB                                                FACSIMILE 405-232-8384
DAVID POMEROY
TERRY STOKES

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OF COUNSEL:
MICHAEL A. BICKFORD
THOMAS J. KENAN
ROLAND TAGUE
BRADLEY D. AVEY

                                  July 9, 2001






MEMO TO: SEC Office of EDGAR and Information Analysis
         Sylvia J. Pilkerton

SUBJECT: Request to Withdraw Filing
         Subject Company - Summit Environmental Corporation, Inc.
         Commission File No. 333-63222

On June 18, 2001 a Form S-3 Registration Statement Filing was made for Summit Environmental Corporation, Inc. (accession number 0000950134-01-503269).

A comment letter has been received from the SEC staff informing the registrant that it is not eligible to use the Form S-3 and directing the registrant to file the registration statement on a form for which it is eligible.

We therefore request that the Form S-3 Filing bearing accession number 950134-01-503269 be withdrawn.

If you have any questions, please contact me at 800-515-3425.

                                   Sincerely,

                                   /s/ Thomas J. Kenan

                                   Thomas J. Kenan
                                   e-mail:  kenan@ftpslaw.com